TRW Automotive

12001 Tech Center Drive Livonia, Michigan 48150

May 25, 2011
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 17, 2011
Form 10-Q for Fiscal Quarter Ended April 1, 2011
Filed May 4, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2011
File No. 001-31970
Dear Mr. Shenk:
On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the United States Securities and Exchange Commission (the “Commission”) to the Company, dated May 13, 2011, relating to the Company’s above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.
Form 10-K: For the Fiscal Year Ended December 31, 2010
Item 1A. Risk Factors, page 11
1.	We note your disclosure in the first paragraph of this section of “[o]ur business is subject to a number of risks, including those described below and elsewhere in this Report.” All material risks should be discussed in this section. Please confirm that in future filings you will revise this paragraph to clarify that you have discussed all known material risks.

Response:

We respectfully confirm that in future filings, this section will be revised to clarify that we have discussed all known material risks.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 24
Valuation Allowances on Deferred Income Tax Assets, page 25
2.	We note that changes in the valuation allowance on deferred income tax assets have had a material impact on your income tax expense, effective tax rate and results reported for each of the last three years, and that the amounts reported have varied materially over this period. In view of this, please expand your disclosure to discuss in greater detail the significant assumptions, estimates and, as appropriate, tax planning strategies employed in support of your belief that it is more likely than not that the net deferred tax asset in the United States and certain foreign jurisdictions may not be realized in the future — especially, in view of the material amount released from the allowance in 2010. In

United States Securities and Exchange Commission
May 25, 2011

particular, provide greater insight into why you believe it is appropriate to maintain the allowance, why you believe the current amount of the allowance is appropriate, and the facts and circumstances that will permit release of the allowance in future periods. The discussion should focus on the positive and negative evidence specific to your circumstances that you considered significant in determining the amount of the allowance in the periods reported and in future periods. Identify the assumptions, estimates and strategies that are most sensitive to change, the circumstances that would cause a change, and the likelihood of a change occurring. You should also discuss changes in assumptions, estimates and strategies that occurred over the last three years that materially affected the amount of the allowance reported in the periods presented or that may materially affect the amount of the allowance in future periods. Please also enhance your discussion, as necessary, to discuss specific tax jurisdictions that materially affect the allowance and the significant factors associated each jurisdiction. Provide us with a copy of your intended revised disclosure.

Response:

In accordance with Financial Accounting Standards Board Accounting Standards Codification 740, “Income Taxes” (“ASC 740”), we evaluate our deferred income taxes quarterly, or more frequently if events indicate that a review is required, to determine if valuation allowances are needed. In accordance with ASC 740, a valuation allowance must be established when, based upon the evaluation of all available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. In reaching our conclusion that a full valuation allowance was needed against our net deferred tax assets in the U.S., and certain foreign jurisdictions, we considered all available evidence, both positive and negative.

The realization of our deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods, in the appropriate tax jurisdiction and of the appropriate type (for example, ordinary income vs. capital gains). ASC 740-30-18 provides that the following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:
a.	Future reversals of existing taxable temporary differences,

b.	Future taxable income exclusive of reversing temporary differences and carryforwards,

c.	Taxable income in prior carryback year(s) if carryback is permitted under the tax law,

d.	Tax-planning strategies (paragraph 740-10-30-19) that would, if necessary, be implemented.
When evaluating our net deferred tax assets, we are also guided by ASC 740-10-30-23 which provides, “[a]n entity shall use judgment in considering the relevant impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.”

Finally, companies experiencing recent losses need to consider the guidance in ASC 740-10-30-21, which states, in part, “[f]orming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.”

United States Securities and Exchange Commission
May 25, 2011

The starting point of our analysis was to consider future reversals of existing deferred tax liabilities in each tax jurisdiction as a source of future taxable income. We then considered available tax planning strategies. Based on this analysis, we concluded that there did exist an objective and verifiable source of future taxable income in the form of deferred tax liabilities sufficient to utilize a portion of our deferred tax assets. We also identified certain tax planning strategies in the U.S. that would be implemented if necessary to enable utilization of a portion of our tax attributes and therefore a portion of our deferred tax assets. Therefore, the remainder of our analysis focused only on our remaining deferred tax assets, net of deferred tax liabilities (i.e., net deferred tax assets).

We then considered remaining carryback periods, if permitted under the tax law. Based on this analysis, we concluded that no carryback periods remained available. We then considered our recent adjusted historical financial results for each jurisdiction. We define recent adjusted historical financial results as the actual results for the previous twelve quarters, adjusted for significant permanent book to tax differences. Our recent adjusted historical financial results indicated that we were in a cumulative three-year loss position in the U.S. and certain foreign jurisdictions.

In evaluating all available evidence, we gave substantial weight to our recent adjusted historical financial results. This evidence is both objective and verifiable and as provided in ASC 740-10-30-23, “[a] cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” In addition, we considered historical taxable income, projected taxable income or losses, the expected timing of the reversals of existing temporary differences, projected financial results by jurisdiction, as well as current and projected economic conditions in general and specific to the automotive industry. The U.S. is the most significant jurisdiction with a valuation allowance and we review these factors in our analysis of the U.S. deferred tax assets and perform the same or similar analysis in all jurisdictions with deferred tax assets. In the U.S. there have been no changes in assumptions, estimates and strategies that have occurred over the last three years that materially affected the amount of the allowance or the determination of the need for the allowance in those periods. Rather, the material movements in the U.S. valuation allowance during this period relate to U.S. income or loss and the resulting utilization or increases in valuation allowances.

After considering all available evidence, we concluded that the negative evidence outweighed the positive evidence necessary to utilize a portion or all of our net deferred tax assets in the U.S. and certain foreign jurisdictions. Accordingly, we concluded under the guidance of ASC 740 that it was more likely than not that we would not generate sufficient taxable income to utilize a portion or all of our net deferred tax assets in these jurisdictions and that valuation allowances were needed for these net deferred tax assets.

As it relates to future periods, we have disclosed in our Form 10-K for the fiscal year ended December 31, 2010, page 29 and page 57, and also disclosed in our Form 10-Q for the fiscal quarter ended April 1, 2011, page 9, “[i]f operating results improve or deteriorate on a sustained basis, our conclusions regarding the need for full valuation allowances could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.”

In future filings, beginning with our tax footnote in the quarterly filings and with our 2011 Annual Report on Form 10-K in the Critical Accounting Estimates section, we will expand our disclosures to indicate how we arrived at our conclusion to record a full valuation allowance against our U.S. and certain foreign jurisdictions net deferred tax assets.

United States Securities and Exchange Commission
May 25, 2011

In consideration of the Staff’s comments, we propose to add disclosure comparable to the following to our future filings (the changes from our current disclosure are shown underlined):

“We review the likelihood that we will realize the benefit of our deferred tax assets and therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered in our determination of the probability of the realization of the deferred tax assets include, but are not limited to: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. We utilize a rolling twelve quarters of pre-tax book income or loss adjusted for significant permanent book to tax differences as a measure of our cumulative results in recent years. In the U.S. and certain foreign jurisdictions, our analysis indicates that we have cumulative three year historical losses on this basis. This is considered significant negative evidence which is objective and verifiable and therefore, difficult to overcome. However, the three year cumulative loss position is not solely determinative and accordingly, we consider all other available positive and negative evidence in our analysis. Despite our recent improvement in financial results, both in the U.S. and in certain foreign jurisdictions, we concluded that the weight of the negative evidence continues to outweigh the positive evidence. We believe it is more likely than not that the net deferred tax asset in the United States and certain foreign jurisdictions will not be realized in the future. Accordingly, we continue to maintain a valuation allowance related to the net deferred tax assets in the United States and certain foreign jurisdictions.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, the Company’s conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

As part of the review in determining the need for a valuation allowance, we assess the potential release of existing valuation allowances. Based upon this assessment, we have concluded that there is more than a remote possibility that the existing valuation allowance on U.S. net deferred tax assets could be released. As of December 31, 2010, the U.S. valuation allowance was approximately $500 million. If such a release of the valuation allowance occurs, it will have a significant impact on net income in the quarter in which it is deemed appropriate to release the reserve. Similarly, we have concluded that there is more than a remote possibility that the existing valuation allowance on various foreign net deferred tax assets could be released. Such a release is dependent upon either the continued and sustained improvement in operating results or the ability and willingness to implement certain tax planning strategies as defined in ASC 740.”

United States Securities and Exchange Commission
May 25, 2011

Results of Operations, page 28
3.	Please refer to the sections of your MD&A that address (I) your company’s consolidated sales and (II) the sales recognized by each of your segments. We note that as a part of your analyses of the changes in consolidated revenue and each segment’s revenue, you quantify the impact of changes in “volume (net of price reductions provided to customers).” We believe that the changes in revenue attributable to fluctuations in volume and the changes in revenue attributable to fluctuations in price should be separately (i.e., individually) quantified, in accordance with Item 303(a)(3)(iii) of Regulation S-K. Please revise your disclosure accordingly.

Response:

In the automotive supply industry, pressure from our customers to reduce prices is a known characteristic. Price reductions may include contractual obligations and annually negotiated productivity adjustments, among other items. As virtually all vehicle manufacturers seek such reductions each year, we discuss this known trend in our MD&A, as well as in the Risk Factors section in our Annual Reports on Form 10-K. Price reductions provided to our customers as a percentage of sales were 1.25%, 1.24% and 0.97% for the years ending December 31, 2010, 2009 and 2008, respectively, which we believe are immaterial.

We note that pursuant to Item 303(a)(3)(i) of Regulation S-K, a company should “...describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” While price reductions are not material to our overall results, our disclosure of “favorable volume (net of price reductions provided to customers)” is intended to promote an understanding of our operations and industry, and to serve as a reminder to the reader that we (and automotive suppliers like us) are subject to such ongoing pricing pressures from our customers.

Furthermore, as provided for in the Commission’s Release 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “[d]isclosure should emphasize material information that is required or promotes understanding.” Release 33-8350 also provides that focusing on trends and uncertainties is one of the most important elements necessary to an understanding of a company’s performance. We believe that ongoing price reductions as a known trend could have a material impact on us in the future (or may have a material impact on competitor automotive suppliers in the industry), and is therefore relevant to our ongoing analysis. If the Staff believes that under the circumstances such discussion is extraneous or uninformative, we will respectfully consider deleting references to customer pricing whenever such impact is deemed immaterial. In periods when such price reductions are material to our results of operations, we would intend to include disclosure comparable to the following:

“Price reductions provided to our customers include contractual obligations and annually negotiated productivity adjustments, among other items. These price reductions were X.X% of sales for the year ended December 31, 201X.”

In addition, we believe that you should expand your disclosure to provide additional analysis regarding the factors contributing to changes in volume. For example, we believe that it may have been appropriate for you to have provided separate quantitative and qualitative information regarding (A) the changes in volume attributable to your expansion within growing markets such as Brazil and China, (B) the impact of events that may have direct effect on the purchases made by major customers (e.g., General Motor’s temporary shutdown of certain plants during fiscal year 2009), and (C) changes in volume attributable to industry specific factors, such as the changes in production levels and inventory stocking levels. In this regard, we acknowledge that your MD&A disclosure regarding “Recent Trends and Market Conditions” (i.e. beginning on page 22 of MD&A) quantifies the percentage of sales originated outside of Europe and North America for fiscal year 2010. However, we believe providing comparable financial information related to prior years will enable an investor to readily assess your growth in such markets.

United States Securities and Exchange Commission
May 25, 2011

Response:

In response to the Staff’s comment, we agree that analyses of both industry production levels in the various geographic regions within which we operate and our sales in such regions may be useful information in analyzing our results of operations. However, we did not provide separate disclosures for items which did not materially impact us (e.g. General Motors’ temporary shutdowns, etc.). To that end, we respectfully propose to include tabular geographic market production information within North American, European, and Rest of World (primarily Brazil and China) markets, as well as our sales growth within said regions. In future filings, our revised disclosure would be comparable to the following:

“Changes in vehicle production levels and our sales by major geographic region are presented below:

	2010 Variance		2009 Variance
	Vehicle	TRW	Vehicle	TRW
	Production	Sales	Production	Sales
North America	39%	46%	(32%)	(34%)
Europe	15%	10%	(20%)	(21%)
Rest of World	26%	38%	(1%)	(5%)
Sales in 2010 outpaced vehicle production in North America and rest of world markets, primarily as a result of increased demand for safety content. Sales within Europe were below the overall vehicle market primarily due to the unfavorable impact of foreign currency exchange rates (3%), as well as our aftermarket and non-automotive sales which do not necessarily move in line with vehicle production changes.”

Furthermore, we acknowledge the relevance of the geographic profile of our sales, and have historically provided such geographic split on an annual basis. We will supplement such annual disclosure with applicable comparative information for prior years in our future filings, as well as provide disclosure of other factors that impact our sales, if material.

Lastly, we believe that you should provide additional analysis regarding the nature of the price reductions provided to your customers, and the factors contributing thereto (e.g., renegotiation of contracts, volume discounts, changes in product mix, competitive pressures, etc.). Please revise your disclosure, as appropriate. Provide your proposed expanded disclosure as part of your response.

Response:

We respectfully refer you to our response with regard to pricing above.

4.	We note the following with regard to the costs incurred by your company during the periods presented in your consolidated statements of operations:
•	Based upon your MD&A disclosure, cost reductions (in excess of inflation and price reductions provided to customers) totaled $145 million and $626 million for fiscal years 2010 and 2009, respectively.

•	Based upon your disclosure on page three of your filing, your fiscal year 2010 operating results were negatively impacted by the rising cost of certain commodities essential to your business;

United States Securities and Exchange Commission
May 25, 2011

•	Based upon your disclosure on page 10 of your filing, company-funded research, development, and engineering costs have declined substantially from fiscal year 2008 levels;

•	Based upon your disclosure on page 13 of your filing, you did not provide merit increases to your salaried employees and significantly curtailed various expenses, such as training and travel budgets during fiscal year 2009; while, in fiscal year 2010, you resumed your practice of providing merit-based compensation increases and relaxed your spending limitations in certain areas;
Notwithstanding the observations noted above, your current MD&A disclosure does not provide a direct analysis of (I) the costs incurred by your segments or (II) your “cost of sales,” as reported on a consolidated basis. Please revise your disclosure to include such a direct analysis that incorporates the observations above as appropriate. With regard to your revised disclosure, we believe that you should identify, quantify, and discuss/analyze all significant components of costs that are material to an understanding of (A) your consolidated and each segment’s cost structures and/or (B) the fluctuations in your consolidated and each segment’s results. For example, we believe it is appropriate to provide a separate quantitative and qualitative analysis for each material component of costs, such as materials, labor, overhead, occupancy, depreciation, and/or research and development. In this regard, we believe that the use of tables will facilitate the most clear and concise presentation of such information. Furthermore, given the substantial cost savings realized by each of your segments during fiscal year 2009, we believe that your revised disclosure should specifically address the nature of any cost savings that are not apparent from the expanded disclosure regarding your costs, as well as analyze the factors and/or business changes that contributed to each segment’s cost savings. Please revise your disclosure accordingly. Provide your proposed expanded disclosure as part of your response.

Response:

In response to the Staff’s comment, we acknowledge that our current filings, while discussing the major variances within gross margin that are inherently driven by cost of sales, do not discretely present a direct analysis of cost of sales. We will expand our future MD&A to include tabular analysis of the major variance in our cost of sales, including Material, Labor and other, and Depreciation and amortization, as well as qualitative analysis of same. Where appropriate and material, such analysis will also be provided for each of our segments.

In future filings, our revised disclosure would be comparable to the following:
               “The major variances within our cost of sales are as follows:

(Dollars in Millions)
Cost of sales, 2009	$10,708
Material	1,522
Labor and other	457
Depreciation and amortization	(26)

Cost of sales, 2010	$12,661

Total cost of sales increased by 18% for the year ended December 31, 2010, while sales grew 24% in the same period. Negotiated and contractual material cost reductions, as well as engineering efficiencies, more than offset the impact of commodity inflation in the period through improved sourcing activities and usage efficiencies. Labor and other costs increased by a lower rate than sales due to efficiencies in production, cost containment, and restructuring activities, despite resuming merit increases in 2010 that had been suspended in 2009, and slightly higher research, development and engineering costs.”

United States Securities and Exchange Commission
May 25, 2011

5.	Please refer to your analysis of the changes in your company’s consolidated gross profit and your segments’ “earnings (losses) before taxes.” We note that as part of your analyses, you quantify the impact of “cost reductions (partially offset by inflation and price reductions provided to customers).” However, we believe that cost reductions and price reductions should be quantified, analyzed, and discussed independently, in order to allow readers to fully assess the trends in your costs, as well as the impact of your cost reduction, cost containment, and restructuring actions. Furthermore, your disclosure on page three of your filing indicates that your operating results for 2010 were negatively impacted by the rising cost of certain commodities that are essential to your business. We believe that this impact should also be separately quantified, to the extent material. Please revise your disclosure as appropriate.

Additionally, expand your disclosure regarding each comparative period to discuss the factors contributing to material fluctuations in (I) your consolidated gross profit margin percentage (e.g., the increase to 12.0% in fiscal year 2010 from 7.8% in fiscal 2009) and (II) each segment’s earnings (losses) before taxes as a percent of revenue (e.g. for Occupant Safety Systems, the increase to 10.7% in 2010 from 4.7% in 2009), if such factors are not apparent from any preceding analysis. Please provide your proposed expanded disclosure as part of your response.

Response:

In response to the Staff’s comment, given the proposed enhancements to our cost of sales analysis above, and considering our response to comment 3, we believe that analysis and disclosures around “cost reductions,” “price reductions,” “cost containment,” “commodity” cost inflation, “restructuring actions” and other profit and cost drivers will be adequately disclosed, if material. Given the significance of material content and cost in relation to our product sales, the majority of our significant cost reduction and containment actions, as well as commodity cost concerns, are inherent in the discussion of “material.” Further, personnel costs which are impacted by various other cost containment and restructuring actions are inherent in the discussion of “labor and other” within cost of sales. Accordingly, we respectfully believe that we have addressed the Staff’s comments within this item with our intended future disclosures described in our response to comment 4.

In future periods, we will also disclose an analysis of margin percentages for consolidated gross margin and segment earnings (losses) before taxes.

6.	Per your disclosure, “adverse mix” appears to have had a negative impact on your consolidated gross profit, as well as on each of your segment’s “earnings (losses) before taxes,” for each of the comparable reporting periods discussed in MD&A. In this regard, we acknowledge that your discussion of “Recent Trends and Market Conditions” (i.e., beginning on page 22 of MD&A) provides examples of factors that impact product mix, as well as describes how changes in product mix generally impact profit margins realized by suppliers. However, your MD&A disclosure regarding your consolidated results and segment results does not analyze the specific trends related to your product mix, or the factors impacting/resulting in those trends. For example, if (I) a significant portion of your fiscal year 2010 sales growth relates to products that realize lower profit margins or (II) you have experienced significant declines in the sales of products that typically realize higher profit margins, we believe that those specific trends, as well as the underlying factors impacting those trends, should be discussed in MD&A and quantified as appropriate. Please expand your disclosure, as appropriate, and provide your proposed expanded disclosure as part of your response.

United States Securities and Exchange Commission
May 25, 2011

Response:

In response to the Staff’s comment, we note that in the automotive industry, there is disparity in the definition and usage of “product mix.” Based on the broad definition of mix as the changes in the level of various products sold having differing costs (and therefore resulting profit margins), changes in our product mix as a percentage of sales were 0.37%, 0.90% and 1.01% for the years ending December 31, 2010, 2009 and 2008, respectively, which we believe are immaterial.

While not material to our operations, similar to our view of price reductions discussed in our response to comment 3, in our judgment, our disclosure of “adverse mix” is intended to promote an understanding of our operations and industry, and to identify a trend which could have a future material impact on our results of operations.

We note that generally product mix is inherent in the material content (and therefore resulting profit margin) of our various products. Our proposed expanded disclosures for “cost of sales” discussed in comment 4, will include quantification and analysis of the material components of cost of sales in future filings. As such, we believe that the margin impact of product mix will be adequately addressed via this analysis. Accordingly, the trends and factors associated with changes in profit margins due to material content (i.e. product mix) will be discussed within our future MD&A filings.

In periods when such product mix is material to our results of operations, we would intend to include disclosure comparable to the following:

“Changes in the mix of products sold impacted gross profit by $XX million for year ended December 31, 201X, primarily related to ....”
Total Company Results of Operations
Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009
Income tax expense, page 29
7.	Please revise your disclosure to provide a more robust discussion of the facts and circumstances that caused amounts to be released from the deferred tax valuation allowance with a commensurate decrease in income tax expense in 2010 of $144 million, as compared to an increase in the valuation allowance and associated income tax expense in 2009 of $44 million. Accompany this disclosure with a comparative analysis of the factors that were determinative in the amounts recorded in each year. Provide us with a copy of your intended revised disclosure.

Response:

In accordance with ASC 740, we disclose the significant items that impact the effective tax rate and disclose significant reasons why the rate may vary from the U.S. statutory rate. We disclose that results in the United States and certain foreign jurisdictions that are currently in a valuation allowance position for which pre-tax earnings or losses do not result in the recognition of a corresponding income tax expense or benefit, also impact the rate. Please refer also to our response to comment 2 for background as to how we monitor and evaluate the need for valuation allowances.

In consideration of your comments, we propose to add disclosure comparable to the following to our future filings (the changes from our current disclosure are shown underlined):

“Income tax expense for the year ended December 31, 2010 was $166 million on pre-tax earnings of $1,041 million as compared to income tax expense of $67 million on pre-tax earnings of $140 million for the year ended December 31, 2009. Income tax expense for the year ended December 31, 2010 includes a benefit of $144 million related to reductions in our global valuation allowance against net deferred tax assets, which is comprised of two items: 1) a net benefit of $132 million resulting from net income in the U.S. and certain foreign

United States Securities and Exchange Commission
May 25, 2011

jurisdictions with no corresponding tax expense due to the utilization of valuation allowances, and 2) a benefit of $12 million resulting from changes in determinations relating to the potential realization of deferred tax assets and the resulting reversal of a valuation allowance on net deferred tax assets in certain foreign jurisdictions. Income tax expense for the year ended December 31, 2010 also includes a benefit of $24 million related to the favorable resolution of various tax matters in foreign jurisdictions. Income tax expense for the year ended December 31, 2009 includes a charge of approximately $33 million resulting from changes in determinations relating to the potential realization of deferred tax assets and the resulting recognition of a valuation allowance in certain foreign jurisdictions and a net charge of $11 million resulting from net losses in jurisdictions with no corresponding tax benefit due to increases in valuation allowances. The income tax rate varies from the United States statutory income tax rate due primarily to the items noted above as well as favorable foreign tax rates, holidays, and credits.”
Liquidity and Capital Resources, page 35
8.	You disclose in a risk factor on page 14 that you have significant operations located outside of the United States. From the disclosure in Note 18 “Segments,” we note that more than 82% of your property, plant and equipment is located outside of the United States. Furthermore, based upon your disclosure in Note 7 “Income Taxes,” we note that deferred income taxes have not been provided on approximately $2.5 billion of undistributed earnings of certain foreign subsidiaries, as those earnings are considered to be permanently reinvested. In view of the preceding, please disclose, to the extent material, the amount of cash and cash equivalents on hand at the end of the latest reported period that is located outside of the United States. If material, also disclose/discuss (I) the impact that holding cash in foreign jurisdictions has on your overall liquidity, (II) the availability of such cash for your U. S. operations, and (III) the related potential income tax effect of repatriating the associated undistributed earnings. Refer to Item 303(a)(1) of Regulation S-K for further guidance. Also, refer to Section IV of Release 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please provide your proposed expanded disclosure as part of your response.

Response:

We note that pursuant to Item 303(a)(1) of Regulation S-K, a company should “[i]dentify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We respectfully submit that our undistributed earnings from our foreign subsidiaries on which we have not provided deferred income taxes will be invested indefinitely in those jurisdictions where the undistributed earnings were earned. We have no intention of distributing any of these cumulative earnings to the parent company in the U.S. As such, there will be no tax impact, nor any impact to liquidity as a result of the repatriation of undistributed earnings of our foreign subsidiaries. Due to the global nature of our business, there are operational needs within the jurisdictions that cash is earned and held.

Should the Staff still believe that enhanced disclosures are appropriate, we would respectfully propose, if material, to disclose under Liquidity and Capital Resources the amount of cash and cash equivalents held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In future filings, our revised disclosure would be comparable to the following:

“As of December 31, 201X, the amount of cash and cash equivalents held by foreign subsidiaries was $XX million. If these funds were needed for our operations in the U.S., we would be required to provide for U.S. federal, and state income tax, foreign income tax, and foreign withholding taxes on the funds repatriated. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

United States Securities and Exchange Commission
May 25, 2011

Cash Flows, page 36
9.	We note that your comparative analysis of cash flow activity only addresses fiscal years 2010 and 2009. In this regard, please expand your disclosure to discuss the cash flows provided by and/or used in operating activities, investing activities, and financing activities for each of the three years for which a cash flow statement has been presented. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K for further guidance.

Response:

We acknowledge the requirements within Instruction 1 to paragraph 303(a) of Regulation S-K for three-year comparative periods to be presented, and will provide such comparative disclosures in our future Annual Report filings on Form 10-K.
Investing Activities page 36
10.	We note that you expect to spend a greater amount of cash on capital expenditures during fiscal year 2011 than was expended during fiscal years 2010 and 2009 combined. Please tell us, as well as expand the disclosure in your next filed 10-Q, to provide details regarding the factors contributing to the expected increase in your capital expenditures for fiscal year 2011. Also, disclose and quantify the major projects expected to be undertaken. Provide your proposed expanded disclosure as part of your response.

Response:

In response to the Staff’s comment, please note the factors contributing to the expected increase in our capital expenditures (as the Staff has noted, greater in 2011 than incurred in 2010 and 2009 combined) include a return to more normalized spending levels, as well as support of expansion of our operations in growth markets such as China and Brazil. We respectfully note that our spending on capital projects was constrained during the recession and economic downturn experienced in 2009, as we focused on reuse, redeployment and extended utilization of existing assets and lower level of new product launches. It was during this period that our capital expenditures were at an all-time low (both in dollar terms and as a percentage of sales) in our history as an independent public company.

Capital expenditures in 2011 are expected to approximate $540 million, or 3.4% of projected sales, for the year. Such spending level is generally consistent with what we believe is a normalized level and similar to the 3.2% of sales that we spent in 2008. In future filings, our enhanced disclosure would be comparable to the following:

“We expect to spend approximately $540 million for capital expenditures during 2011 as we continue to invest in strategic growth areas such as China and Brazil, support new product launches, and provide infrastructure and equipment at our facilities to support our manufacturing and cost reduction efforts.”

United States Securities and Exchange Commission May 25, 2011 Page 12
Financing Activities, page 36
11.	Please refer to your disclosure regarding the cash used for fiscal year 2009 financing activities. We note that (I) the amount that you have disclosed as the proceeds received from the issuance of long-term debt and (II) the aggregate of the amounts that you have disclosed as repayments of long-term debt do not agree with the gross debt proceeds and gross debt repayments per your fiscal year 2009 statement of cash flows. In this regard, please revise your disclosure to discuss your financing cash flows based upon the amounts presented in your statements of cash flows. Alternatively, tell us why you believe that it is appropriate for differences to exist between fiscal year 2009 financing cash flow amounts discussed in MD&A and the amounts disclosed on the face of your fiscal year 2009 statement of cash flows.

Response:

In response to the Staff’s comment, please note that in June 2009, we entered into our Sixth Amended and Restated Credit Agreement (the “Sixth Credit Agreement”) with the lenders party thereto. The Sixth Credit Agreement amended certain provisions of the Fifth Amended and Restated Credit Agreement, including applicable margins and commitment fee rates as well as the financial covenants and other covenants applicable to the Company. Per ASC 470-50 “Debt — Modifications and Exchanges,” an exchange of debt instruments with substantially different terms is considered a debt extinguishment. We concluded that the change in the applicable margins resulted in substantially different terms, and therefore accounted for the transaction as an extinguishment of debt. Thus, in accordance with ASC 230 “Statement of Cash Flows,” we were required to present the transaction as gross proceeds and redemption separately on the statement of cash flows.

Notwithstanding the requirements of ASC 230, we believe that our disclosure in our MD&A appropriately describes the cash inflows and outflows associated with our financing activities. Additionally, we believe that further explaining the aforementioned matter or providing a reconciliation to the statement of cash flows within MD&A would have been confusing and would have detracted from the understanding of the financing activities disclosed.

To enhance this understanding, we propose to include in our 2011 Annual Report on Form 10-K disclosure clarifying that such transaction is described on a net basis within MD&A.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 8. Retirement Benefits
Pension Plans, page 58
12.	Please refer to your disclosure regarding “Pensions” in the “Critical Accounting Estimates” section of your MD&A. We note that on page 27, you state that a triennial funding valuation was completed and filed for your U.K. Pension Plan (the “U.K. Plan”) in June of 2010. In this regard, we note further that the valuation reflected a deficit of $814 million for the U.K. Plan. It appears that subsequent to the valuation, you have undertaken several actions in an attempt to reduce the plan deficit. However, despite the actions that have been taken, as well as favorable movements in the financial markets, it appears that the plan’s actuary still estimated that the plan’s deficit was approximately $620 million as of October 31, 2010. Based upon your additional disclosure on page 27, it appears that you may have contributed $93 million to your U.K. Pension Plan, subsequent to the October 31, 2010 estimate of the plan’s deficit. However, it does not appear that the $93 million contribution would have fully extinguished the U.K. Pension Plan deficit balance. As such, it is unclear to us why the

United States Securities and Exchange Commission
May 25, 2011

funded status of the U.K. plan (i.e., per your footnote) would be a $446 million asset on December 31, 2010. In this regard, please reconcile for us the difference between plan deficit, as estimated by the plan’s actuary, and the asset balance reported in your financial statements. We note that your response should include a detailed explanation of the reason(s) for the difference, if necessary. Please also revise your footnote disclosure to address the difference between the actuary’s estimate of the U.K. plan deficit and the reported asset balance in your footnote, as appropriate.

Response:

In response to the Staff’s comment, please note that we included the discussion of the U.K. Plan’s funding valuation to inform the reader of our cash funding requirements under local statutory regulations, rather than to describe the U.K. Plan’s funded status as calculated under ASC 715 “Compensation — Retirement Benefits.”

The $620 million deficit as noted in our disclosure was computed by the plan’s actuaries as of October 31, 2010 under a “U.K. local statutory funding” basis. U.K. funding principles as determined by the U.K. pensions regulator differ from calculations performed under ASC 715. Although the $620 million is not a U.S. GAAP derived amount, we included this disclosure in order to better inform the reader that under the U.K. funding calculation, future contributions to the plan would be needed.

The differences between U.S. GAAP and the U.K. funding basis include:
•	Discount rate (high quality corporate bond yields vs. U.K. government treasury yields plus a spread)

•	Price inflation

•	Life expectancy
In addition to the changes that took place from October 31 to December 31, 2010, including investment returns, Company contributions, changes in bond yields, benefit payments and exchange rate fluctuations, there was also a reduction in the deficit due to a statutory change in benefit indexation as the U.K. government changed the cost of living index, thereby resulting in a lower obligation.

Although we believe the disclosure of the U.K. funding valuation was beneficial to an understanding of why we were making voluntary contributions to a plan in an asset position, this disclosure will not necessarily be included for future periods as the variance between U.K. local statutory and U.S. GAAP computations is reduced when using the same time period and reflecting the actions noted above. Accordingly, we do not believe that it would be helpful to the reader to add this level of detail to our future filings.

United States Securities and Exchange Commission
May 25, 2011

Plan Assets, page 62
13.	We note that your disclosure regarding the allocation of the U.K. Pension Plan’s assets as of December 31, 2010 does not appear to be consistent with the tabular disclosure of the fair values of your U.S. and U.K. pension plan assets presented on page 63 of your filing. For example, we note that your disclosure on page 62 appears to suggest that approximately $2.3 billion of your U.K. plan’s assets were allocated to fixed income investments as of December 31, 2010 (i.e. 48%, as indicated on page 62). However, per your table on page 63, the total amount of fixed income investments at December 31, 2010 appears to have been $674 million, which reflects the corporate bonds of $333 million and U.K. government guaranteed bonds of $341 million. Please reconcile the aforementioned disclosures and advise.

Response:

In response to the Staff’s comment, please note that fixed income investments within the U.K. plan assets include not only the corporate bonds and U.K. government guaranteed bonds as the Staff has noted, but also fixed income security collateral assets for the structured equity holdings held by the plan. The structured equity holdings consist of equity derivative positions which are backed by $1,649 million of collateral assets. These collateral assets are held entirely in U.K. government bonds, and therefore are disclosed as part of the fixed income allocation percentage in the data on page 62. As the assets are specifically held as collateral for structured equity holdings, we believe it is most appropriate to include them under the “Equities” section within the fair value table presented on page 63.

In summary, the $2.3 billion total fixed income allocation (or 48% of total U.K. plan assets of $4.8 billion) is comprised of $1,649 million of U.K. government bond assets listed under “collateral assets for structured equity holdings,” $341 million investments in corporate bonds and $333 million investment in U.K. government bonds which are not part of the equity collateral pool.
Note 11. Debt
Senior Notes
Senior Note Repurchases, page 73
14.	Please tell us, as well as disclose in MD&A and your footnote, the factors that resulted in the recognition of a $41 million gain upon the retirement of $57 million of debt.

Response:

In response to the Staff’s comment, please note that based on prevailing capital market conditions in 2009, we were able to repurchase $57 million in principal amount of our senior unsecured notes in the open market at a significant discount. We utilized cash of $16 million to repurchase the senior unsecured notes, and recognized a gain of $41 million after the write off of de minimis applicable debt issuance costs and premiums.

We propose augmenting future disclosure of these senior unsecured note repurchases in our next Annual Report on Form 10-K.

United States Securities and Exchange Commission
May 25, 2011

Form 10-Q for Fiscal Quarter Ended April 1, 2011
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Notes 7. Income Taxes, page 9
15.	Per your disclosure, you have “concluded that there is more than a remote possibility that the existing valuation allowance on various foreign net deferred tax assets could be released.” In this regard, we believe that you should quantify the amount (i.e., the portion) of the recorded foreign deferred tax asset valuation allowance for which the possibility of release has been deemed greater than remote. Please revise your disclosure accordingly.

Response:

In consideration of the Staff’s comments, we propose to add the following disclosure to our future filings (the changes from our current disclosure are shown underlined):

“As part of the review in determining the need for a valuation allowance, the Company assesses the potential release of existing valuation allowances. Based upon this assessment, the Company has concluded that there is more than a remote possibility that the existing valuation allowance on U.S. net deferred tax assets could be released. As of December 31, 2010, the U.S. valuation allowance was approximately $500 million. If such a release of the valuation allowance occurs, it will have a significant impact on net income in the quarter in which it is deemed appropriate to release the reserve. Similarly, the Company has concluded that there is more than a remote possibility that the existing valuation allowance, of up to $55 million, on various foreign net deferred tax assets could be released. Such a release is dependent upon either the continued and sustained improvement in operating results or the ability and willingness to implement certain tax planning strategies as defined in Accounting Standards Codification 740 “Income Taxes”.”
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 25
Surveys, Consultants and Benchmarking, page 27
16.	We note that you use the Towers Watson U.S. Executive Compensation Database “as a source of relevant market data for compensation decisions for executive officers other than the CEO and CFO.” Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

Please note that we did not select the companies that were included in the database and, in fact, the identities of those companies were not, and have not been, disclosed to us or to our Compensation Committee. Rather, the database was used as a source of relevant market data on the following basis: Towers Perrin advised that the aggregate data it provided reflected compensation practices in the database’s overall “general industry group,” which consisted of approximately 700 companies and which was the category within the database most applicable to the Company. Further, rather than providing the actual compensation information for each of these companies, Towers Perrin used a regression analysis of the applicable data points to provide market data appropriate for the Company’s size (based on annual revenue). This broad-based, aggregate data provided compensation information on the executive positions for which comparable data in sufficient quantity for analysis was not otherwise readily available.

United States Securities and Exchange Commission
May 25, 2011

Given the foregoing, rather than listing each of the companies within the database (assuming we could obtain such a list), which may incorrectly imply that the Company did select or analyze the specifics of the individual companies, we propose augmenting the disclosure in the proxy statement with the information that the Company and the Compensation Committee considered relevant — the methodology used to obtain the aggregate market data. In future filings, our revised disclosure would be comparable to the following (the changes from our current disclosure are shown underlined):

“TRW uses the Towers Watson U.S. Executive Compensation Database as a source of relevant market data for compensation decisions for executive officers other than the CEO and the CFO. For 2010, the market compensation data provided by Towers Watson reflected the compensation practices of approximately 700 companies in the “general industry group” of this database, which had median revenues of $5.1 billion. However, rather than providing the actual compensation information for each of these companies, Towers Watson used a regression analysis of the applicable data points to obtain appropriate market data based on TRW’s size (as measured by its annual revenue). This broad-based aggregate data provided compensation information on the executive positions for which comparable data in sufficient quantity for analysis was not otherwise readily available, given the nature of the positions. Neither TRW nor its Compensation Committee selected, reviewed, or knew, the individual companies or the individualized data underlying the aggregate data presented to it by Towers Watson.”
Acknowledgments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on our responses, please contact me at 734-855-2662.
Sincerely,
/s/ Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.